Exhibit 99.1

AMENDMENT NO. 2 TO PURCHASE AGREEMENT

This Amendment No. 2 (the “Amendment”) is entered into this 20th day of October 2014 (“Amendment Effective Date”), by and between ONCOLYTICS BIOTECH INC., a company incorporated under the Business Corporations Act (Alberta), (the “Company”), and LINCOLN PARK CAPITAL FUND, LLC, an Illinois limited liability company (the “Investor”), and amends that certain Purchase Agreement, dated as of February 27, 2014, between the Investor and the Company (the “Agreement”), as amended by that certain Amendment No. 1 to Purchase Agreement dated as of August 8th, 2014. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the parties desire to amend the terms of the Agreement as set forth herein;

NOW THEREFORE, the parties hereto, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, hereby agree as follows:

1. Section 1(j) of the Purchase Agreement relating to the definition of “Base Price” is hereby amended and restated to read: “Base Price means a per Purchase Share Price equal to the sum of (i) the Signing Market Price and (ii) $0.0781 (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction that occurs on or after the date of this Agreement).”

2. Section 2(d) of the Purchase Agreement relating to the Floor Price is hereby deleted in its entirety.

3. The reference to “One Hundred Thousand (100,000) Purchase shares” appearing in the second sentence of Section 2(a) of the Purchase Agreement is hereby amended and restated to read: “One Hundred Fifty Thousand (150,000) Purchase Shares.” the reference to “One Hundred Fifty Thousand (150,000) Purchase Shares” appearing in the second sentence of Section 2(a) of the Purchase Agreement is hereby amended and restated to read: “Two Hundred Thousand (200,000) Purchase Shares;” the reference to “Two Hundred Thousand (200,000) Purchase Shares” appearing in the second sentence of Section 2(a) of the Purchase Agreement is hereby amended and restated to read: “Three Hundred Thousand (300,000) Purchase Shares;”

4. Section 5(e) of the Purchase Agreement with respect to the Additional Commitment Shares is hereby amended and restated such that the denominator of the “Purchase Amount Fraction” shall be $13,000,000.

5. In consideration of the amendments to the Agreement set forth in this Amendment, the Company shall issue to Investor upon execution of this Amendment, 146,397 shares of Common Stock, which shall be treated as Initial Commitment Shares under the Agreement.

6. Except as expressly set forth above, all other terms and conditions of the Agreement shall remain in full force and effect, without amendment thereto.

7. This Amendment shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

8. This Amendment may be executed in counterparts, all of which taken together shall constitute one and the same original and binding instrument and shall become effective when all counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duly executed by their respective authorized officer as of the Amendment Effective Date.

THE COMPANY:

ONCOLYTICS BIOTECH INC.

By:	/s/ Kirk Look

Name:	Kirk Look

Title:	Chief Financial Officer

INVESTOR:

LINCOLN PARK CAPITAL FUND, LLC

BY:	LINCOLN PARK CAPITAL, LLC
BY:	ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan Cope

Name:	Jonathan Cope

Title:	President